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08033203

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 43398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____10/01/07_____ AND ENDING_____09/30/08_____
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James T. Borello & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

151 Dundee Avenue
         (No. and Street)

East Dundee   IL   60118
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James T. Borello   (847) 426-0200
                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
      (Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____James T. Borello_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____James T. Borello & Company_____ , as of _____September 30,_____ , 20_08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
James T. Borello & Co.

We have audited the accompanying statement of financial condition of James T. Borello & Co. as of September 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of James T. Borello & Co. as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 8, 2008

JAMES T. BORELLO & CO.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$ 466,926
Commissions receivable	57,699
Prepaid expense	21,137
Furniture and equipment, at cost, net of $271,814 accumulated depreciation	17,551
Automobile, at cost, net of $56,264 accumulated depreciation	73,597
TOTAL ASSETS	**$ 636,910**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	$ 21,431
Commissions payable	15,959
Total Liabilities	$ 37,390

SHAREHOLDERS' EQUITY

Common stock, no par value; authorized 10,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid-in capital	160,379
Retained earnings	438,141
Total Shareholders' Equity	$ 599,520
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 636,910**

The accompanying notes are an integral part of this financial statement.

JAMES T. BORELLO & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on February 14, 1990. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activities are the sale of securities and providing accounting and income tax preparation services.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days, when acquired by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Depreciation - Depreciation of furniture, equipment and automobile is provided for using various accelerated and straight line methods over five, seven and ten year periods.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

JAMES T. BORELLO & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2008

NOTE 2 - RETIREMENT PLAN

Effective December 31, 2002, the Company merged both its money purchase pension plan and a profit sharing plan into a single profit sharing plan. The plan now allows the Company to make discretionary contributions, not exceeding 25% of eligible compensation. The profit sharing plan is integrated with social security. Employees may become participants in the plan after two years of service. Contributions to the plan for the year ended September 30, 2008 were $234,572.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2008 the Company's net capital and required net capital were $432,646 and $25,000 respectively. The ratio of aggregate indebtedness to net capital was 9%.

NOTE 4 - RELATED PARTIES

During the year ended September 30, 2008, the Company paid $126,000 in rent for occupancy of its premises to the Company's sole shareholder. No written lease agreement exists between the Company and the shareholder.

In addition, this shareholder is also a registered representative of the Company and is responsible for over half of the Company's revenue. The shareholder is not compensated based on a percentage of the revenue produced, but receives a salary.

JAMES T. BORELLO & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2008

NOTE 5 - S CORPORATION ELECTION

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's sole shareholder.

NOTE 6 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has a bank account designated as a Special Bank Account for the Exclusive Benefit of Customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2008, this special bank account had a $0 balance.

